April 6, 2016



Securities and Exchange Commission 					VIA EDGAR
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644


Re: 	Minnesota Life Insurance Company
       Minnesota Life Variable Life Account
       File Number:  33-3233 and 811-4585


Dear Commissioners:
On behalf of Minnesota Life Insurance Company (the "Company") and Minnesota Life Variable Life Account, we are filing this letter as correspondence to the Form N-6 registration statement referenced above (the "Registration Statement"). The letter responds to verbal comments received by the Company from the staff of the Securities and Exchange Commission ("SEC") on March 30, 2016 and provides supplemental information regarding changes the Company is making to the Variable Adjustable Life Insurance Policy (the "Policy") described in the prospectus to the Registration Statement. Those changes will be disclosed in a prospectus included in post-effective amendment No. 38 to the Registration Statement.

1.	Exchange Offer (p. 34-35).   Please provide information supplementally
regarding how many policy owners are eligible for the exchange offer.

Response:

As of March 31, 2016, there are approximately 36,000 Policy owners that have held the Policy for the requisite ten year period to qualify for the proposed exchange. However, some of those Policy owners may have had a premium increase in the last three years and would need to wait until the expiration of the three year period in order to be eligible for the proposed exchange.

2.	Please provide supplementally any exchange offer letters, marketing materials or other information, if available, that policy owners will receive regarding the exchange offer.

Response:
The Company has not yet prepared exchange offer letters, marketing materials or other information pieces because it was waiting to receive comments from the SEC Office of Chief Counsel regarding its application. The Company determined that it would be more efficient to prepare those materials incorporating any comments received from the SEC. In the event the Office of Chief Counsel requests such materials regarding the exchange offer, the Company will make them available via supplementary correspondence.


3.	Exchange offer (p. 34-35).  The second paragraph in the section describing the proposed exchange offer describes the types of eligible policy owners that the offer will be made available to. To that end, romanette i) and
ii) appear to be inconsistent and are confusing. Please review and revise to ensure that the terms are consistent.

Response:

The second paragraph describing the proposed exchange offer is missing a word when it describes which Policy owners will be eligible to take advantage of the offer. Romanette ii) should state that the offer will not be available to Policy owners "whose Policy was not subject to a premium increase during the prior three years." The prospectus language will be revised to include the word "prior".


*   *   *   *   *   *   *

The Company believes that the changes noted above satisfy all of the SEC staff's comments. When the Company receives notice from the SEC Staff that it should proceed with the filing of its pre-effective amendment, all of the above proposed changes will be incorporated into post-effective amendment No. 38 to the Registration Statement. If there are additional questions or comments, please contact the undersigned at (651) 665-4593.


Very truly yours,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen
Senior Counsel

2